Frederic Dorwart, Lawyers

Attorneys at Law

Old City Hall 124 East Fourth Street Tulsa, Oklahoma 74103	Telephone (918) 583-9928 Facsimile (918) 584-2729

MEMORANDUM

date:	January 31, 2014

subject:	Responses to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF” or the “Trust”) Post-Effective Registration Statement filed November 15, 2013 for the new World Energy Fund (“Fund”)

from:	Amy E. Newsome and H. Steven Walton, Frederic Dorwart, Lawyers, Fund Counsel

to:	Amy Miller, Securities Exchange Commission (“SEC”)

cc:	Jim Huntzinger, Brian Henderson, Cathy Dunn

The following comments were provided by Amy Miller (the “SEC Reviewer”) in a phone conversation with Amy Newsome, Legal Counsel to the Cavanal Hill Funds, on January 6, 2014. Additional telephonic communications took place thereafter. Please see Fund responses to the comments and let us know if you have any further questions.

Comment #1: Pg. 1, Statutory Prospectus – Shareholder Fees Table. The disclosure in the Maximum Deferred Sales Charge (Load) parenthetical and the footnote appear to be duplicative. Consider revision.

Fund Response: The Fund deleted the duplicative language in the parenthetical and added detail in the footnote to explain when the A Share Class Sales Charge is waived and the application of the CDSC.

Comment #2: Pg. 1, Statutory Prospectus – Annual Fund Operating Expenses Table. The line titled “Distribution/Service (12b-1) Fees” should read, “Distribution and/or Service (12b-1) Fees” in order to match Form N-1A presentation. If the Fees do not apply to all classes, specify.

Fund Response: The Fund revised the heading to conform to the Form N-1A presentation. The fees presented on this line represent the fees authorized by the Fund’s “Amended and Restated Distribution Services Plan,” dated August 2, 2007, as amended (the “Distribution Plan”). As indicated in the Table, the Distribution Plan does not impose a 12b-1 fee on the Institutional Share Class.

Comment #3: Pg. 1, Statutory Prospectus – Annual Fund Operating Expenses Table. The Reviewer inquired as to why there are two lines titled “Other Expenses” and asked what is included in the second “Other Expenses” line. If it is AFFE, consider the need to break out in a separate line (if the anticipated amount is more than 1 bps), or provide confirmation that the amount of AFFE is expected to be less.

Fund Response: The Fund revised the format of the Other Expenses disclosure to match the Form N-1A presentation. The values that were reported in the Other Expenses sub-heading represent all Fund expense types that are not otherwise specified in the Table. The three largest expenses included in the category are the administration fee, the state registration fees and fund accounting & transfer agent fees. Current estimates do not indicate that AFFE will be more than 1 bps.

Comment #4: Pg. 1, Statutory Prospectus – Annual Fund Operating Expenses Table, Total Annual Fund Operating Expenses After Fee Waivers line. Please provide a numeric description of how the waiver will be triggered and applied to calculate the Total line.

Fund Response: The footnote describes that 0.10% of management fees, specified shareholder servicing fees (i.e., 0.10% for A Shares, 0.25% for other Classes) and 0.10% of the administration fee are contractually waived. Each of those waivers has been subtracted from the Total Annual Fund Operating Expenses line in the calculation of the Total Annual Fund Operating Expenses After Fee Waivers line.

Comment #5: Pg. 1, Statutory Prospectus – Annual Fund Operating Expenses Table, Footnote. Confirm that the waiver agreements will remain in effect at least one year from the effective date of the registration statement. Confirm that a copy of the waiver agreements will be filed and indicate what is represented by the “certain expenses” identified in the footnote.

Fund Response: The waiver agreements have been amended so that they will remain in place until February 28, 2015 and they have been filed with the 485(b). Because the waiver represents a cap of 1.15%, plus class-specific fees, “certain expenses” may include all expenses other than class-specific fees.

Comment #6: Pg. 1, Statutory Prospectus – Annual Fund Operating Expenses Table, Footnote. The Reviewer inquired about the second sentence of the footnote, in particular the phrase, “if you buy through such affiliates” and requested an explanation as to how the waiver arrangement complies with the multiclass rule. In subsequent communications with SEC Staff, the request was made to also describe how the fee waiver arrangement with affiliates qualifies for inclusion in the Table.

Fund Response: Because the shareholder servicing fee is an obligation of the Fund, all shareholders within the same class pay the same amount of shareholder servicing fee. There is no discrepancy among shareholders within a class and, thus, no violation of Rule 18(f)-3, the multiclass rule.

Following is an illustrative example: Assume that shareholders that purchase though affiliates of the adviser comprise 90% of the assets of the class and that such affiliates have waived the right to receive the 25 bps shareholder servicing fee that they are entitled to. Assume further that the remaining 10% of the assets of the class came through broker dealers are paid the 25 bps shareholder servicing fee that they are entitled to. Those fees will be charged against the class. All shareholders in the class will pay the same effective rate: 25 bps of the assets of the class multiplied by 10%.

In order to provide additional clarity regarding how the affiliate shareholder servicing fee waiver benefits all shareholders in a class, the footnote disclosure has been revised as follows: “Affiliates of the Adviser have contractually agreed to waive all Shareholder Servicing Fees to which they are entitled. The affiliate waivers result in a reduction of the Shareholder Servicing Fee paid by all purchasers of a Class to the extent shown in the table.”

Form N-1A permits inclusion of waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the prospectus. As noted above, the contractual waiver agreements are being amended so that they will remain in place until February 28, 2015. The Table currently reflects waiver of the full amount of the Shareholder Servicing Fee because it is expected that the vast majority of sales of the Fund will be through the affiliates that are waiving shareholder servicing fees or through dealers that are not entitled to shareholder servicing fees. In the future, if shareholder servicing fees are charged, in any amount not lost to rounding, the “Less Fee Waiver” line of the Table will reflect a reduced waiver amount.

Comment #7: Pg. 1, Statutory Prospectus – Example. The sentence that reads, “The example also assumes that each year your investment has a 5% return and Fund expenses remain the same.” should read, “The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same.”

Fund Response: The Fund revised the language to include the word “operating.”

Comment #8: Pg. 1, Statutory Prospectus – Example. Please confirm that the 3Year calculations do not include fee waivers.

Fund Response: The Fund confirms that the 3 Year calculations do not include fee waivers.

Comment #9: Pg. 1, Statutory Prospectus – Portfolio Turnover. Consider adding a sentence that the Fund has just begun operations so there is no Portfolio Turnover rate provided.

Fund Response: The Fund added language to explain that turnover rate information is not presented because the Fund had not commenced operations as of the date of the filing.

Comment #10: Pg. 2, Statutory Prospectus – Principal Investment Strategy. Please more clearly define “energy-related financial instruments” in the Principal Investment Strategy section.

Fund Response: The Fund revised language in the Principal Investment Strategy section to more clearly define what will be considered energy-related financial instruments.

Comment #11: Pg. 2, Statutory Prospectus – Principal Investment Strategy. In order to include “world” in the title of the Fund, please reflect a larger commitment (>40%) to investments outside of the U.S.

Fund Response: The Fund increased the amount it is committed to invest in non-U.S. issuers from 20% to 40% and revised language to more clearly define what will be considered a non-U.S. issuer investment.

Comment #12: Pg. 2, Statutory Prospectus – Principal Investment Strategy. Please provide an explanation in your response regarding how derivatives will be valued towards meeting the 80% of assets invested in energy-related financial instruments test. Include an explicit statement that notional value will not be used.

Fund Response: The Fund looks to the underlying derivative securities in calculating the 80% energy-related financial instruments threshold and generally accounts for a derivative position by reference to its market value. The Fund hereby confirms that notional value will not be used.

Comment #13: Pg. 2, Statutory Prospectus – Principal Investment Strategy. The Principal Investment Strategy and page 6 of the Statement of Additional Information indicate that the Fund will short. However, there are also implications that short positions are not permitted. State in the response whether the Fund will short and resolve any inconsistencies. If the Fund will short, include anticipated expenses (dividend and interest rate) as a line item expense or in “Other Expenses”. Also include appropriate risk disclosure.

Fund Response: The Fund is permitted to invest in short positions in securities, provided that the Fund has appropriate coverage. Language in the Prospectus and the Statement of Additional Information has been revised to clarify that the restrictions apply only to “naked” shorts. Anticipated expenses are included in “Other Expenses.” Disclosure was added to describe the risks associated with engaging in shorting activity.

Comment #14: Pg. 2, Statutory Prospectus – Principal Investment Strategy. The last paragraph indicates that fixed income investments may include foreign and domestic sovereign, state and municipal issued securities. Please add a separate risk factor related to state and municipal securities.

Fund Response: While state and municipal issued securities represent an investment option for the Fund, such investments are not expected to be a principal strategy. The reference in the Principal Investment Strategy section has been removed.

Comment #15: Pg. 2, Statutory Prospectus – Risks, Derivatives Risk. Please add more Fund-specific derivative risk information based upon the types of investments that are anticipated.

Fund Response: The Fund revised its Derivatives Risk disclosure to reflect more investment-specific information.

Comment #16: Pg. 2, Statutory Prospectus – Risks, Emerging Market Risk. Please more fully explain the risk.

Fund Response: The Fund enhanced its disclosure regarding the risks associated with Emerging Market investments.

Comment #17: Pg. 3, Statutory Prospectus – Risks, Foreign Investment Risk. The second sentence includes a currency risk description. Please consider a separate currency risk factor.

Fund Response: The Fund added a currency risk description and moved the currency risk information from the Foreign Investment Risk section to the new disclosure.

Comment #18: Pg. 3, Statutory Prospectus – Risks, ETF-related Risks. Rather than the Inverse ETF Risk, please consider a consolidated ETF Risk disclosure that includes a description of the risk of layered fees as well as inverse and leveraged ETF risk.

Fund Response: The Fund consolidated its exchange traded fund risk disclosures and provided additional disclosure regarding ETF risks.

Comment #19: Pg. 3, Statutory Prospectus – Risks, Portfolio Turnover Risk. The first sentence of the risk should be included in Principal Investment Strategy Section instead of as part of the risk.

Fund Response: The Principal Investment Strategy already indicated that the Fund may trade frequently so the concept of active trading was added to that disclosure and the sentence identified in the risk was removed.

Comment #20: Pg. 3, Statutory Prospectus – Risks, Prepayment/Call Risk. There does not appear to be a Principal Investment Strategy tied to Prepayment/Call Risk. Either delete the risk or include a description of asset or mortgage backed security investment in the strategy.

Fund Response: This risk was removed because neither asset-backed nor mortgage-backed securities represent a principal investment strategy for the Fund. A description of asset-backed securities is included in the Statement of Additional Information, as that is a possible non-principal investment option. The Fund does not currently anticipate investment in mortgage-backed securities.

Comment #21: Pg. 3, Statutory Prospectus – Risks. Consider deletion of the sentences that follow the last enumerated risk. The first sentence is too general in nature. The second sentence is repetitive of turnover risk.

Fund Response: The Fund has deleted the identified language.

Comment #22: Pg. 3, Statutory Prospectus – Risks. The final sentence on page 3 should conform to Item 4(b)(1)(iii) of Form N-1A. As such, please remove the specific reference to “BOKF, NA.”

Fund Response: The reference has been removed.

Comment #23: Pg. 4, Statutory Prospectus – Portfolio Managers. Revise presentation so that the information is easier to read; suggest an opening statement that all Portfolio Managers are “jointly and primarily” responsible, if that is the case, and then list managers in a bullet-point presentation. The “jointly and primarily” language should also be considered for the introduction to the table on page 22.

Fund Response: The Fund reformatted the Portfolio Manager presentations and added the “jointly and primarily” introductory language.

Comment #24: Pg. 4, Statutory Prospectus – Tax Information. Please consider deletion of last sentence and the addition of the following language to the end of the prior sentence: “, in which case distributions may be taxed upon withdrawal.”

Fund Response: The Fund made the suggested revision.

Comment #25: Pg. 14, Statutory Prospectus – Temporary Defensive Positions. Consider adding disclosure regarding the types of investments the Fund may make during a defensive investment period, as is done on page 15 of the Statement of Additional Information).

Fund Response: The Fund revised this section to include the additional disclosure from the Statement of Additional Information.

Comment #26: Pg. 14, Statutory Prospectus – Investment in Exchange-Traded Funds. Please clarify the exemptive order that is referred to in the last sentence of the disclosure.

Fund Response: The Fund added clarification that it is referring to the provisions of Section 12(d)(1) of the 1940 Act and regulations issued by the SEC thereunder. While such regulations have a basis in prior exemptive orders, the reference to exemptive orders in the prospectus has been removed.

Comment #27: Pg. 15, Statutory Prospectus – Table of Principal and Non-Principal Investments and Risks. Consider adding a “Principal” heading, similar to the “Non-Principal” heading for clarity.

Fund Response: The Fund made the suggested format change.

Comment #28: Pg. 22, Statutory Prospectus – Investment Adviser. Clarify that Cavanal Hill Investment Management, Inc. began serving as the investment adviser to the Cavanal Hill Fund Complex (not the Fund) on May 12, 2001.

Fund Response: The Fund added clarifying language.

Comment #29: Back Cover, Statutory Prospectus – The sentence that includes the “811-06114” number should be set apart and appear in 8pt. font.

Fund Response: The Fund moved the disclosure and has confirmed that it is presented in 8pt. typeface.

Comment #30: Pg. 6, Statement of Additional Information – Concentration. While it is acceptable to include the narrative regarding Concentration on page 6, a more definitive statement should be included in the list of fundamental restrictions on page 16. The separate concentration disclosure on page 16 that is included in the 1940 Act Restrictions is likely not needed if concentration is included in the list of fundamental restrictions.

Fund Response: The initial narrative disclosure has been retained on page 6 and the concentration policy has been moved to the fundamental restrictions section of the Statement of Additional Information.

Comment #31: Pg. 45, Statement of Additional Information – Other Accounts Managed by Portfolio Managers. Information regarding the other Series of the Cavanal Hill Fund Complex should be included in the tabular listing of Other Registered Investment Companies.

Fund Response: Information regarding other accounts managed by Portfolio Managers has been updated and confirmed.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1. The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2. Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

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If you have any questions or additional comments, please call me at the number set forth above.

    /s/ Amy Newsome